Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of WINHA International Group Limited, a development stage company, on Form S-1 Amendment #1 (file number 333-191063) of our report dated September 9, 2013, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Zhongshan WINHA Electronic Commerce Company Limited as of June 30, 2013 and for the period from April 28, 2013 (inception) through June 30, 2013, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum Bernstein & Pinchuk llp

Marcum Bernstein & Pinchuk llp

New York, New York

November 8, 2013